Exhibit 99.1

EXECUTION VERSION

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of July 20, 2022 by and among LivePerson, Inc. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in the Common Stock, $0.001 par value per share, of the Company (“Common Stock”) totaling, in the aggregate, 7,005,000 shares, or approximately 9.4% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, on February 25, 2022, Starboard Value and Opportunity Master Fund Ltd, a Starboard party, delivered notice (the “Nomination Notice”) of its intent to nominate four candidates for election to the Board of Directors of the Company (the “Board”) at the Company’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”); and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.Board Composition and Related Agreements.

(a)Board Composition.

(i)Starboard Director.

(A)	The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to appoint one candidate selected pursuant to the process set forth in this Section 1(a)(i) as a Class I director (the “Starboard Director”).

(B)	Promptly following the execution of this Agreement, (1) Starboard shall identify in writing to the Company one director candidate who is among the candidates named in the Nomination Notice that fulfills the Independence Requirement (as defined below), whose appointment to the Board shall be subject to approval by the Board (such approval not to be unreasonably withheld, and for which material issues or conflicts of interest constitute good reason); provided, however, that the Board may only reject a proposed Starboard Director to the extent that the Board identifies any material issue(s) or conflict of interest(s) with respect to any such candidate (the “Board Approval Requirement”); (2) if the director candidate identified in clause (1) is not approved by the Board, Starboard shall identify one Qualified Candidate (as defined below) in writing to the Company, whose appointment to the Board shall be subject to the Board Approval Requirement; (3) if the director candidate identified in clause (2) is not approved by the Board, Starboard shall identify one Qualified Candidate in writing to the Company, whose appointment to the Board shall be subject to the Board Approval Requirement; and (4) if the director candidate identified in clause (3) is not approved by the Board, subsequent candidates identified by Starboard shall be either (x) a Qualified Candidate, except that any such Qualified Candidate need not meet the Leadership Requirement (as defined below) for purposes of this clause (4) so long as such director candidate has relevant financial and business experience to be a director of the Company or (y) a partner, officer or senior employee of Starboard (a “Starboard Representative”) that meets the Applicable Law Independence Requirement (as defined below) and the Board Experience Requirement (as defined below) and has relevant financial and business experience to be a director of the Company, in each case whose appointment to the Board shall be subject to the Board Approval Requirement. Starboard shall not identify any candidate who to its knowledge would not satisfy the Board Approval Requirement. If approval is withheld on any director candidate, the Company shall promptly notify Starboard in writing of the material issue(s) and/or conflicts of interest(s) that led to the Board’s decision to withhold approval of such director candidate.
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(C)	Any director candidate identified by Starboard pursuant to Section 1(a)(i)(B) shall provide the Company with (1) a completed director questionnaire in the form provided by the Company, (2) any information reasonably requested by the Company that is required to be disclosed by directors or director candidates of the Company in proxy statements or other filings under applicable law or stock exchange regulations or information as may be reasonably requested by the Company that is required of all new non-management directors of the Company in connection with assessing eligibility, independence and other criteria applicable to new director candidates or satisfying compliance and legal obligations, and (3) any other reasonable and customary director onboarding documentation applicable to director candidates of the Company, including consent to the Company’s customary background check, in each case in the same forms as required by the Company in connection with the appointment or election of all new non-management Board members (each of clauses (1)–(3), the “Onboarding Documentation”). Such director candidates shall make themselves available to the Board for interviews upon request. The Board shall use its reasonable efforts to notify Starboard whether any director candidate meets the Board Approval Requirement within 10 business days after (x) such candidate has submitted to the Company completed Onboarding Documentation and (y) representatives of the Board have conducted customary interview(s) of such candidate, if such interviews are requested by the Board. The Company shall use its reasonable efforts to conduct any such interview(s) as promptly as practicable, but in any case, assuming reasonable availability of the candidate, within 10 business days after Starboard’s submission of such candidate. In the event that the Starboard Director (or any Replacement Director (as defined below)) is a Starboard Representative, prior to and as a condition to his or her appointment to the Board, such person shall execute and deliver to the Company a customary irrevocable resignation letter pursuant to which the Starboard Representative shall resign from the Board and all applicable committees thereof if Starboard fails to satisfy the Minimum Ownership Threshold (as defined below) following the date of this Agreement. Starboard shall promptly (and in any event within five business days) inform the Company in writing if Starboard fails to satisfy the Minimum Ownership Threshold at any time.
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(D)	As used in this Agreement, “Qualified Candidate” means an individual who (1) qualifies as an “independent director” under the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and the rules of any stock exchange on which the Company is traded (the “Applicable Law Independence Requirement”); (2) is independent of Starboard; provided that (x) the nomination by Starboard of such person to serve on the board of directors of any other company shall not (in and of itself) cause such person to not be deemed independent of Starboard and (y) any employee, partner or Affiliate (as defined below), whether past or present, or any limited partner or member or person who is otherwise invested in any securities of Starboard or any of its Affiliates or Associates shall be deemed not independent of Starboard (the “Independence Requirement”); (3) has served, or currently serves, as a director of a company with a class of equity securities registered under Section 12 of the Exchange Act (the “Board Experience Requirement”); (4) does not have any undisclosed agreements with Starboard or any of its Affiliates or Associates regarding such person’s service as a director on the Board; and (5) has held, or currently holds, a leadership role at an operating company in the technology industry (the “Leadership Requirement”).
(E)	The Company agrees to use its reasonable efforts to hold the 2022 Annual Meeting no later than August 4, 2022, subject to any delay necessitated by compliance with applicable law or regulatory or judicial or stock exchange order, published interpretation or requirement.

(ii)The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to appoint one director candidate selected pursuant to the process set forth in this Section 1(a)(ii) as a Class I director (the “Additional Independent Director” and together with the Starboard Director, the “New Directors”). Promptly following the execution of this Agreement, the Company shall identify in writing to Starboard a director candidate from among persons whose names and biographies were provided to Starboard prior to the execution of this Agreement (the “Additional Independent Director Pool”). Starboard may conduct an interview with such director candidate and provide its views on such director candidate to the Nominating and Corporate Governance Committee, which views shall be considered by the Board in good faith prior to the appointment of the director candidate. If the Company does not appoint such director candidate, it shall identify additional individuals to Starboard from the Additional Independent Director Pool, subject to the same requirements as set forth in the preceding sentences, until a director candidate is appointed as the Additional Independent Director. In the event that the Additional Independent Director has not been appointed on or before August 15, 2022, the Company may propose to add one or more additional independent director candidates to the Additional Independent Director Pool to replace candidate(s) included in the Additional Independent Director Pool who become unavailable to be appointed to the Board; provided that (A) such proposed replacement candidate(s) shall have similar qualifications as the original candidate(s) that is not available and (B) any such addition to the Additional Independent Director Pool shall be subject to good faith approval by Starboard. Promptly following their selection in accordance with Section 1(a)(i) and this Section 1(a)(ii), but no earlier than the conclusion of the 2022 Annual Meeting, the Board and all applicable committees of the Board shall take all necessary actions (including by increasing the size of the Board) to simultaneously appoint the Starboard Director and the Additional Independent Director to the Board.

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(iii)The Company agrees that Peter Block shall depart the Board no later than the conclusion of the 2022 Annual Meeting. During the Standstill Period (as defined below), the vacancy created by such departure may only be filled (A) after the New Directors have been appointed to the Board and (B) by an independent director candidate identified by the Company, whose appointment shall be subject to approval by Starboard (to be determined in good faith). Starboard may also privately recommend director candidates for the Company’s good faith consideration. The Company may continue to identify independent director candidates to fill such vacancy based on the mutual agreement of the Parties pursuant to this Section 1(a)(iii); provided it is understood that neither Party is required to mutually agree to a candidate pursuant to this Section 1(a)(iii). Such director appointed pursuant to this Section 1(a)(iii) is referred to herein as the “Vacancy Appointee”, and together with the New Directors as the “Agreed Appointees”.

(iv)During the period commencing on the date of this Agreement through the expiration of the Standstill Period, the size of the Board shall not be increased to more than nine directors without Starboard’s prior written consent; provided, however, for the avoidance of doubt, that the nine-member size of the Board shall include the vacancy resulting from the departure of the director named in Section 1(a)(iii) until such vacancy is filled by the Vacancy Appointee pursuant to the process set forth therein.

(v)The Company agrees that the Board, all applicable committees, and its directors shall take all necessary actions promptly following the conclusion of the 2022 Annual Meeting and the appointment of the director pursuant to Section 1(a)(iii) to result in the Board’s Class II being composed of three directors, none of whom is an Agreed Appointee; provided, however, for the avoidance of doubt, that if for any reason the Vacancy Appointee has not been appointed to the Board prior to the expiration of the Standstill Period, the Board, all applicable committees and its directors shall ensure that the Board’s Class II is not comprised of any New Director.

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(vi)If the Starboard Director (or any Replacement Director) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period, Starboard shall have the right to recommend a replacement for the Starboard Director in accordance with this Section 1(a)(vi) (any such person, when appointed to the Board, shall be referred to as a “Replacement Director”). Any Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) meet the Applicable Law Independence Requirement, (C) have the relevant financial and business experience to be a director of the Company, (D) satisfy the Company’s publicly disclosed guidelines, policies and criteria with respect to service on the Board, and (E) in the case of a Replacement Director who is replacing a Starboard Director who is not a Starboard Representative (or any Replacement Director thereof), meet the Independence Requirement. Any Replacement Director who is replacing a Starboard Director who is a Starboard Representative (or any Replacement Director thereof) and is a Starboard Representative will be approved and appointed to the Board no later than five business days following the submission of the Onboarding Documentation so long as such Replacement Director has the relevant financial and business experience to be a director of the Company, satisfies the immediately preceding clause (D), and meets the Applicable Law Independence Requirement. The Nominating and Corporate Governance Committee shall make its recommendation (which it shall undertake reasonably and in good faith) regarding whether any director candidate (other than a Replacement Director who is replacing a Starboard Director who is a Starboard Representative and is a Starboard Representative, who is covered by the prior sentence) meets the foregoing criteria within ten business days after the date that (1) such director candidate has provided to the Company the Onboarding Documentation and (2) members of the Board have conducted customary interview(s) of such director candidate, if such interviews are requested by the Board or the Nominating and Corporate Governance Committee. The Company shall use its reasonable best efforts to conduct the background check and any interview(s) contemplated by this Section 1(a)(vi) as promptly as practicable, but in any case with respect to the interview(s), assuming reasonable availability of the director candidate, within ten business days after Starboard’s recommendation of such director candidate. In the event that the Nominating and Corporate Governance Committee does not recommend a director candidate, Starboard shall have the right to recommend additional person(s) as a Replacement Director, whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person and the Board appointing such person in accordance with the procedures described in this Section 1(a)(vi). In the event that the Nominating and Corporate Governance Committee recommends a director candidate, the Board shall act on the appointment of such candidate to the Board no later than five business days after the date of such recommendation; provided, however, that if the Board does not appoint such candidate to the Board pursuant to this Section 1(a)(vi), the Parties shall continue to follow the procedures of this Section 1(a)(vi) until a Replacement Director is appointed to the Board. Subject to the rules of any stock exchange on which the Company is traded and applicable law, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any committee of the Board of which the replaced director was a member immediately prior to such director’s departure. Subject to the rules of any stock exchange on which the Company is traded and applicable law, until such time as any Replacement Director is appointed to any applicable committee of the Board, another then-existing director designated by Starboard will serve as an interim member of such applicable committee (subject to such director’s willingness to serve on such committee and provided that such director is qualified to serve on such committee).

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(vii)If the Additional Independent Director or the Vacancy Appointee (or any replacement thereof appointed pursuant to this section) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director or is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period, the Parties shall follow the procedures of Section 1(a)(ii) or Section 1(a)(iii), respectively, until a candidate is selected in accordance with the terms of such provisions and is appointed to the Board as a replacement for the Additional Independent Director or the Vacancy Appointee, as applicable (upon such replacement’s appointment to the Board, such replacement shall become the Additional Independent Director or the Vacancy Appointee, as applicable, for purposes of this Agreement). Any replacement for the Additional Independent Director may be appointed from the Additional Independent Director Pool without further approval by Starboard, or may be appointed from outside the Additional Independent Director Pool so long as such director candidate has similar qualifications to any director candidate included in the Additional Independent Director Pool, subject to Starboard’s good faith approval (such approval not to be unreasonably withheld). If Starboard does not approve a director candidate pursuant to the immediately preceding sentence, it shall promptly notify the Company in writing of its non-approval stating the reasons therefor, and the Company shall have the right to continue proposing candidates in accordance with the foregoing. Subject to the rules of any stock exchange on which the Company is traded and applicable law, upon such replacement’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such replacement to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s departure.

(b)Board Committees.

(i)Immediately upon the appointment of the two New Directors, the Board and all applicable committees of the Board shall take all necessary actions to (A) form an Operating Committee of the Board (the “Operating Committee”), which shall consist of no more than four directors and shall be charged with working with the Company’s Chief Executive Officer and management to identify and recommend opportunities for further improvement in growth and margin performance, (B) effective upon their respective appointments to the Board, appoint the two New Directors to serve as members of the Operating Committee and (C) appoint one of the two New Directors to be the Chairperson of the Operating Committee.

(ii)The Board and all applicable committees of the Board shall give the Agreed Appointees the same due consideration for membership to each committee of the Board as any other independent director; provided, however, that each of the Agreed Appointees shall be appointed to at least one committee of the Board; provided, further, that the Starboard Director shall be appointed to each of the Nominating and Corporate Governance Committee and the Compensation Committee.

(c)Additional Agreements.

(i)Starboard Value and Opportunity Master Fund Ltd hereby irrevocably withdraws the Nomination Notice.

(ii)Effective as of the date hereof, the Board and all applicable committees of the Board shall take all necessary actions to appoint Jill Layfield as the Lead Independent Director of the Board.

(iii)Starboard shall comply, and shall cause each of its controlled Affiliates and Associates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

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(iv)During the Standstill Period, except as otherwise provided herein, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meetings of the Company’s stockholders or actions by written consent of the Company’s stockholders (each, a “Stockholder Meeting”), (B) submit any proposal for consideration at, or bring any other business before, any Stockholder Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any Stockholder Meeting. Starboard shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(c)(iv).

(v)During the Standstill Period, Starboard shall appear in person or by proxy at the 2022 Annual Meeting and vote all shares of Common Stock beneficially owned by Starboard at the 2022 Annual Meeting as of the record date (A) in favor of all of the Company’s nominees, (B) in favor of the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year 2022, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal presented at the 2022 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or stockholder proposal presented at the 2022 Annual Meeting (other than proposals relating to the election or removal of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agrees that it will (x) appear in person or by proxy at any special meeting of the Company’s stockholders held during the Standstill Period and vote all shares of Common Stock beneficially owned by Starboard as of the record date at such meeting, and (y) execute valid written consents with respect to all shares of Common Stock beneficially owned by Starboard as of the record date in any stockholder action by written consent during the Standstill Period, in the case of each of (x) and (y) in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s). Notwithstanding the foregoing, Starboard shall be permitted to vote in its discretion on any proposal of the Company submitted to stockholders at a Stockholder Meeting in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

(vi)Starboard acknowledges that all members of the Board are (A) governed by, and required to comply with, all policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board and (B) required to keep confidential all confidential information of the Company and, without prior written consent of the Company, not disclose to any third party (including Starboard, except as permitted by Section 13) any discussions, matters or materials considered in meetings of the Board or Board committees.

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(vii)Starboard shall have rights pursuant to Section 1(a)(iii), Section 1(a)(vi) and Section 1(a)(vii) only if as of such time it beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) the aggregate of at least the lesser of 3.0% of the Company’s then-outstanding Common Stock and 2,244,487 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”).

(viii)The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority and are entitled to so determine, take all necessary actions, effective no later than immediately following the appointment of each Agreed Appointee, to determine, in connection with his or her initial appointment as a director that such Agreed Appointee is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control” or any similar term under the Company’s incentive plans, options plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures, or any other related plans or agreements that refer to any such plan or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such incentive plans, options plans, deferred compensation plans, employment agreements severance plans, retention plans, loan agreements or indentures of the Company, or any other related plans or agreements that refer to any such plan or agreement’s definition of “Change in Control” or any similar term.

2.Standstill Provisions.

(a)Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is 15 business days prior to the deadline for the submission of stockholder nominations for the Company’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”) pursuant to the By-Laws, or (y) the date that is 100 days prior to the first anniversary of the 2022 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i)engage in any solicitation or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including any solicitation of consents that seeks to call a special meeting of stockholders of the Company), in each case with respect to any securities of the Company;

(ii)form, join, or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to shares of Common Stock (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement so long as any such Affiliate agrees in writing to be bound by the terms and conditions of this Agreement;

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(iii)deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)seek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2023 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its representatives, Affiliates or Associates, and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)(A) make any proposal for consideration by stockholders at a Stockholder Meeting, (B) make any offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, takeover offer, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination involving the Company or any of its subsidiaries by such third party (provided that this clause (D) shall not prevent such public comment after such proposal has become generally known to the public other than as a result of a disclosure by Starboard) or (E) call or seek to call a special meeting of stockholders, or initiate or participate in any stockholder action by written consent;

(vi)seek, alone or in concert with others, representation on the Board, except as specifically provided in Section 1;

(vii)advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any Stockholder Meeting, except as specifically provided in Section 1; or

(viii)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

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(b)Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote the shares of Common Stock that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor (in each case, subject to Section 1(c)(v) and Section 12).

(c)Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by the Starboard Director (or any Replacement Director) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

3.Representations and Warranties of the Company. The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the Board is composed of seven directors and there are no vacancies on the Board and (d) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both would constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound.

4.Representations and Warranties of Starboard. Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and assuming due execution by each counterparty hereto, is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both would constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard beneficially owns 7,005,000 shares of Common Stock, (f) as of the date of this Agreement, and except as set forth in clause (e) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement), and (g) Starboard has not (except as disclosed in the Nomination Notice) agreed to, directly or indirectly, compensate or agree to compensate, and will not, directly or indirectly, compensate or agree to compensate, any Starboard Director (or any Replacement Director) for serving as a nominee or director, with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities. For the avoidance of doubt, nothing herein shall prohibit Starboard from compensating or agreeing to compensate any person for his or her respective service as a nominee or director of any other company.

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5.Press Release. Promptly following the execution of this Agreement, the Company and Starboard shall issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party, except as required by law or applicable stock exchange listing rules. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement, except as required by law or applicable stock exchange listing rules or with the prior written consent of the other party.

6.Specific Performance. Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of the terms hereof, and the other Party hereto shall not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

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7.Expenses. The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company through the date of this Agreement, including but not limited to, its Schedule 13D filings, its preparation and delivery of the Nomination Notice, its preparation and filing of preliminary proxy materials, and the negotiation and execution of this Agreement; provided, however, that such reimbursement shall not exceed $1,100,000 in the aggregate.

8.Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

LivePerson, Inc. 530 Seventh Ave, Floor M1 New York, New York
Attn:	Monica L. Greenberg, Executive Vice President and General Counsel
Email:	mgreenberg@liveperson.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, California 94304
Attn:	Derek Zaba
Email:	dzaba@sidley.com

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and

Sidley Austin LLP 787 Seventh Avenue New York, NY 10019
Attn:	Jessica Wood
Email:	jessica.wood@sidley.com

If to Starboard or any member thereof:

Starboard Value LP 777 Third Avenue, 18th Floor New York, NY 10017
Attn:	Jeffrey C. Smith Peter A. Feld
Email:	jsmith@starboardvalue.com pfeld@starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019
Attn:	Steve Wolosky, Esq. Andrew Freedman, Esq.
Email:	swolosky@olshanlaw.com afreedman@olshanlaw.com

10.Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

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11.Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, partners, members, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the other Party or such other Party’s subsidiaries, Affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current officer or director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, Affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives; provided, however, if the Starboard Director is a Starboard Representative, any statements made by Starboard regarding the Company’s operational or stock price performance, during periods following the date hereof, or any strategy, plans, or proposals of the Company not supported by the Starboard Director who is a Starboard Representative that do not criticize, disparage, call into disrepute or otherwise defame or slander any of the Company’s officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives (“Opposition Statements”) shall not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any fiduciary duties and any obligations of confidentiality as a director that may otherwise apply) so long as such Opposition Statement only speaks to a matter that has been made public by the Company; provided, further, that if any Opposition Statement is made by Starboard, the Company shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement. The restrictions in this Section  12 shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations, in each case of clause (i) or (ii), solely to the extent that such restrictions would require a violation of the applicable requirement; or (b) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

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13.Confidentiality. In the event that the Starboard Director is a Starboard Representative, the Starboard Director may provide confidential information of the Company which he or she learns in his or her capacity as a director of the Company, including discussions or matters considered in meetings of the Board or Board committees (collectively, “Company Confidential Information”), to Starboard, its controlled Affiliates and Associates and legal counsel (collectively, “Starboard Confidentiality Representatives”), in each case solely to the extent such Starboard Confidentiality Representatives need to know such information in connection with Starboard’s investment in the Company; provided, however, that Starboard (a) shall inform such Starboard Confidentiality Representatives of the confidential nature of any such Company Confidential Information and (b) shall cause such Starboard Confidentiality Representatives to refrain from disclosing such Company Confidential Information to anyone (whether to any company in which Starboard has an investment or otherwise), by any means, or otherwise from using the information in any way other than internally in connection with Starboard’s investment in the Company. Such Starboard Director and Starboard shall not, without the prior written consent of the Company, otherwise disclose any Company Confidential Information to any other person or entity.

14.Securities Laws. Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

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15.Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term. This Agreement (and the letter agreement between the Parties dated as of July 19, 2022) contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except that (i) the provisions of Section 6, Sections 8 through 11 and Sections 13 through 15 shall survive termination and (ii) no termination shall relieve either Party from liability for any breach of this Agreement prior to such termination.

[The remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

LIVEPERSON, INC.
By:	/s/ John Collins
Name:	John Collins
Title:	CFO

[Signature Page to Agreement]

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Starboard Value LP,
its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By:	Starboard Value LP,
its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By:	Starboard Value R LP,
its general partner

STARBOARD VALUE R LP
By:	Starboard Value R GP LLC,
its general partner
STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By:	Starboard Value L LP,
its general partner

STARBOARD VALUE L LP
By:	Starboard Value R GP LLC,
its general partner

[Signature Page to Agreement]

STARBOARD VALUE LP
By:	Starboard Value GP LLC,
its general partner
STARBOARD VALUE GP LLC
By:	Starboard Principal Co LP,
its member

STARBOARD X MASTER FUND LTD
By:	Starboard Value LP,
its investment manager

STARBOARD PRINCIPAL CO LP
By:	Starboard Principal Co GP LLC,
its general partner

STARBOARD VALUE R GP LLC STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Peter A. Feld
Name:	Peter A. Feld
Title:	Authorized Signatory

[Signature Page to Agreement]

Exhibit A

Press Release

[See attached]

LivePerson Announces Agreement with Starboard Value

NEW YORK, July 21, 2022 – LivePerson, Inc. (NASDAQ: LPSN) (“LivePerson” or the “Company”), a global leader in Conversational AI, today announced that it has entered into an agreement (the “Agreement”) with Starboard Value LP and certain of its affiliates (together, “Starboard”).

As part of the Agreement, the LivePerson Board of Directors (the “Board”) will appoint new independent directors pursuant to a cooperative selection process, with one nominee to be identified by Starboard and the other to be identified by LivePerson.

In addition, current director Peter Block will retire from the Board at the time of the Company’s 2022 Annual Meeting of Shareholders (the “Annual Meeting”) and pursuant to the Agreement, the vacancy created by Block’s departure is expected to be filled by an additional independent director pursuant to a cooperative selection process under the Agreement, after which the Board will be composed of nine members, eight of whom are independent and more than 50% of whom have joined the Board in the past six years.

Current director Jill Layfield has been appointed to the newly created role of Lead Independent Director. Layfield has been a strong voice on the Board and is an experienced operational leader with deep expertise in consumer-facing online, offline and social commerce, digital marketing and digital product. She is known for making high-quality customer care a key strategic differentiator and has a strong track record of using technology to transform customer experience.

“For more than 25 years, we have maintained our industry leadership in a constantly evolving market through purposeful innovation,” said Rob LoCascio, Founder, Chairman and CEO of LivePerson. “As our company continues to evolve, adding new Board members whose skill sets complement those of our current Board aligns with our ethos of continually evolving the business to deliver value to our shareholders, clients and employees.”

LoCascio continued “We are pleased to have reached this constructive outcome with Starboard, which we believe is in the best interests of our shareholders. We look forward to welcoming new directors to our Board to support our long term strategy, continued market leadership and execution on our plans to deliver profitable growth and enhanced value for all shareholders.”

LoCascio concluded, “On behalf of the Board, management and employees, I’d like to express our deep gratitude to Peter Block for his dedication and profound contributions to our Company. As a renowned expert in organizational development, Peter has worked with prominent organizations around the world, and we have been very fortunate to leverage and benefit from his vast expertise in building our inclusive culture, core values and highly engaged workforce. I know that we’ll continue to build on and benefit from Peter’s wisdom and insights in the future.”

Peter Feld, Managing Member of Starboard, added, “We invested in LivePerson because we believe it has market leading products that are well positioned to succeed as customer support organizations continue to evolve. We see significant opportunity for value creation, enhanced growth and margin expansion.”

Feld continued, “We appreciate the Board working with us to reach this agreement and we look forward to working cooperatively to identify and appoint new directors to the Board.”

Jill Layfield, the newly appointed Lead Independent Director said, “I look forward to continuing to work closely with my fellow directors, and welcoming the incoming new directors, as the Board actively engages with shareholders and oversees LivePerson’s strategy and its implementation.”

Starboard has agreed to withdraw its director nominations previously submitted to the Company and vote all of its shares in favor of LivePerson’s nominees at the Annual Meeting and has entered into other customary standstill and voting commitments. The full Agreement will be filed by the Company with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K.

The Board will present its recommendations regarding director nominees for election at the Annual Meeting in the Company’s definitive proxy statement and other relevant documents to be filed with the SEC. The date of the Annual Meeting is expected to be August 4, 2022.

Additional information on LivePerson’s Board of Directors, including videos of each of the directors highlighting their qualifications and Board roles and responsibilities, is available at ir.liveperson.com/corporate-governance/board-of-directors.

About LivePerson

LivePerson (NASDAQ:LPSN) is a leading Conversational AI company creating digital experiences that are Curiously Human. Every person is unique, and our technology makes it possible for companies to treat their audiences that way at scale. Our customers, including leading brands like HSBC, Orange, and GM Financial, can now meet consumers where they are across social media, messaging, email, voice, and more. Nearly a billion conversational interactions are powered by our Conversational Cloud each month. Out of that comes a uniquely rich data set for AI for brands to build connections that are anything but artificial. Fast Company named us the #1 Most Innovative AI Company in the world. To talk with us or our Conversational AI, please visit liveperson.com.

Forward-Looking Statements

Statements in this press release regarding LivePerson that are not historical facts are forward-looking statements and are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. It is routine for our internal projections and expectations to change as the quarter and year progress, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change. Although these expectations may change, we are under no obligation to inform you if they do. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation, the factors described in the Risk Factors section of the Company’s most recently filed Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 28, 2022, as amended by the Form 10-K/A filed on May 2, 2022, and as from time to time updated in LivePerson’s Quarterly Reports on Form 10-Q. The list of Risk Factors is intended to identify only certain of the principal factors that could cause actual results to differ from those discussed in the forward-looking statements.

Important Additional Information

LivePerson intends to file a proxy statement and proxy card with the SEC in connection with the solicitation of proxies for LivePerson’s 2022 Annual Meeting of Stockholders (the “Proxy Statement” and such meeting the “2022 Annual Meeting”). BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS OF LIVEPERSON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will also be able to obtain a copy of the definitive Proxy Statement and other documents filed by LivePerson free of charge from the SEC’s website, www.sec.gov. LivePerson’s stockholders will also be able to obtain, without charge, a copy of the definitive Proxy Statement and other relevant filed documents from the Company’s website, https://ir.liveperson.com.

LivePerson, its directors and certain of its executive officers will be participants in the solicitation of proxies from stockholders in respect of the 2022 Annual Meeting. Information regarding the names of LivePerson’s directors and executive officers and their respective interests in LivePerson by security holdings or otherwise is set forth in LivePerson’s amended Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 28, 2022, as amended by the Form 10-K/A filed on May 2, 2022 (the “Amended Annual Report”). To the extent holdings of such participants in LivePerson’s securities have changed since the amounts described in the Amended Annual Report, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Amended Annual Report. Details concerning the nominees of LivePerson’s Board of Directors for election at the 2022 Annual Meeting will be included in the Proxy Statement.

Contacts

Investors: ir-lp@liveperson.com

Media: Mike Tague, mtague@liveperson.com